Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

December 28, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	DundeeWealth Funds
(1933 Act Registration No. 333-135371)
(1940 Act Registration No. 811-21913)

Ladies and Gentlemen:

On behalf of DundeeWealth Funds (the “Trust”) transmitted herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended, is Post-Effective Amendment No. 43 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).  Pursuant to Rule 485(a) under the Securities Act, it is proposed that the Amendment become effective seventy-five days after filing.

The Amendment is being filed pursuant to paragraph (a) of Rule 485 under the Securities Act to register Institutional, Class I and Class II Shares of a new investment portfolio of the Trust, the JOHCM Global Equity Fund.  The Trust plans to file a post-effective amendment pursuant to paragraph (b) of Rule 485 prior to the effectiveness of the Amendment (i) to update certain financial and other information and (ii) to finalize and complete the disclosure in the present filing.

Questions and comments concerning the enclosed materials may be directed to me at (215) 988-3307.

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann